                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549


                                    FORM 6-K


                        REPORT OF FOREIGN PRIVATE ISSUER
                    PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
                       THE SECURITIES EXCHANGE ACT OF 1934


                          For the month of October 2002

                                  Hitachi, Ltd.
-------------------------------------------------------------------------------
                 (Translation of Registrant's Name Into English)


          6, Kanda-Surugadai 4-chome, Chiyoda-ku, Tokyo 101-8010, Japan
-------------------------------------------------------------------------------
                    (Address of Principal Executive Offices)


         Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

         Form 20-F       [X]                 Form 40-F  [  ]

         Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

         Yes [  ]                            No [X]

         If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-______ .

This report on Form 6-K contains the following:

1. Press release dated October 31, 2002 regarding business results for the first half of the fiscal year ending March 31, 2003.

2. Press release dated October 31, 2002 regarding further structural reforms.

                                   SIGNATURES


           Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.






                                                  Hitachi, Ltd.
                                         -----------------------------
                                                   (Registrant)





Date      November 8, 2002           By     /s/ Kazuo Kumagai
          ----------------               -------------------------------
                                             Kazuo Kumagai
                                             Executive Vice President and
                                               Director

                                                           FOR IMMEDIATE RELEASE


Contacts:
Japan:                                      U.S.:
Takafumi Ichinose                           Matt Takahashi
Hitachi, Ltd.                               Hitachi America, Ltd.
+81-3-3258-2056                             +1-650-244-7902
takafumi_ichinose@hdq.hitachi.co.jp         masahiro.takahashi@hal.hitachi.com

Singapore:                                  U.K.:
Yuji Hoshino                                Kantaro Tanii
Hitachi Asia Ltd.                           Hitachi Europe Ltd.
+65-6231-2522                               +44-(0)1628-585379
yhoshino@has.hitachi.com.sg                 kantaro.tanii@hitachi-eu.com

     Hitachi Announces Consolidated Financial Results for the First Half of
                                   Fiscal 2002

Tokyo, October 31, 2002 --- Hitachi, Ltd. (NYSE:HIT / TSE:6501) today announced its consolidated financial results for the first half of fiscal 2002, ended September 30, 2002.

During the period under review, although some regions, notably Asia, showed signs of strength, the global economy remained lackluster, set against a backdrop of a slowing U.S. economy and falling stock prices on world exchanges. The Japanese economy echoed the overall economic mood, despite signs of an upturn in production volumes following a period of inventory destocking. As deflation increased debt burdens and squeezed earnings, corporate sentiment toward capital expenditures failed to improve. And, as employment prospects remained dim, consumers too were reluctant to spend.

Against this backdrop, net sales were largely the same year on year at 3,916.4 billion yen (US$31,841 million). But Hitachi posted operating income of 61.6 billion yen (US$502 million), reversing an operating loss of 42.1 billion yen (US$342 million) in the previous year's first half, as the Corporate Innovation Initiative (CII), including Procurement Renewal Project, produced results, and structural reforms implemented in the previous fiscal year yielded lower fixed costs.

                                    - more -

By segment, in Information & Telecommunication Systems, sales of telecommunication-related equipment fell, while demand for storage solutions remained firm. Consequently, segment sales remained consistent year on year at
878.2 billion yen (US$7,140 million). The segment recorded operating income of
42.1 billion yen (US$343 million), up 190% over the same period in fiscal 2001. This result reflects a steady performance in storage solutions and systems integration, as well as benefits from structural reforms, particularly in the telecommunications sector, implemented in the previous fiscal year.

In Electronic Devices, sales in display operations were driven higher by rising demand for small and medium-size TFT LCDs, mainly for mobile phones, and large-size TFT LCDs. This outweighed lower sales stemming from Hitachi's withdrawal from CRTs for PC monitors in the previous fiscal year. Semiconductor sales edged up slightly over the fiscal 2001 interim period on strong demand for system LSIs, including LCD drivers and microcomputers for automotive applications. As a result, segment sales were 766.4 billion yen (US$6,231 million), almost the same year on year. The segment recorded an operating loss of 7.9 billion yen (US$64 million), a 65.0 billion yen (US$528 million) improvement over the 72.9 billion yen (US$593 million) operating loss in the first half of fiscal 2001. This turnaround reflected the benefits of structural reforms, including the termination of unprofitable products such as CRTs for PC monitors and the streamlining of certain semiconductor production lines.

In Power & Industrial Systems, sales declined 4% overall, to 1,068.1 billion yen (US$8,684 million). This was on account of lower sales for maintenance services for nuclear and thermal power generation plants of Japanese electric power companies, as well as lower sales of air-conditioning equipment, industrial equipment, chemical plants and other products, due to the fall-off in private-sector plant and equipment investment. Operating income dropped 58%, to
11.1 billion yen (US$90 million) due to fewer major projects, notably of power generation equipment and other exports, as well as falling sales revenues from environmental equipment in Japan.

In Digital Media & Consumer Products, although sales of mobile phones decreased, sales of optical storage products and plasma TVs increased year on year. In home appliances, overall sales were sluggish due to soft domestic demand. Hitachi Maxell, Ltd. saw audiotape and videotape sales fall, but sales of computer tapes, optical media and rechargeable batteries increased. Overall, segment sales rose 3% year on year, to 597.6 billion yen (US$4,859 million). The segment recorded operating income of 5.7 billion yen (US$47 million), a turnaround from the 6.0 billion yen (US$49 million) operating loss in the same period of the previous fiscal year, even as price competition intensified in a deflationary economic environment. This was partly attributable to the benefits of structural reforms.
                                    - more -

In High Functional Materials & Components, Hitachi Metals, Ltd. posted lower sales as a result of customers' inventory volume corrections for electronics-related products and other factors, while Hitachi Cable, Ltd. also posted lower sales, with sales of submarine fiber-optic cables declining sharply. Hitachi Chemical Co., Ltd. posted lower sales for housing equipment and environmental facilities, although sales increased for electronics-related materials such as those for semiconductors and LCDs. As a whole, segment sales decreased 2% year on year, to 613.0 billion yen (US$4,984 million). However, the segment posted operating income of 9.0 billion yen (US$74 million), reversing a year-earlier loss of 1.4 billion yen (US$12 million), as it benefited from the results of structural reforms.

In Logistics, Services & Others, overseas sales companies achieved higher sales of hard disk drives. However, the sale of Tokyo Monorail Co., Ltd., formerly a subsidiary of Hitachi Transport System, Ltd., in the latter half of the previous fiscal year negatively affected segment sales, leading to a slight decline at
700.6 billion yen (US$5,696 million). Operating income dropped 80%, to 1.4 billion yen (US$12 million).

In Financial Services, segment sales increased 4% year on year, to 293.3 billion yen (US$2,385 million). This increase was partly attributable to the boost given by Hitachi Capital Corporation's acquisition of Sekisui Leasing Co., Ltd. in the second half of the previous fiscal year. Operating income declined 9%, to 18.6 billion yen (US$152 million).

Other income came to 26.7 billion yen (US$217 million), an increase of 9.4 billion yen (US$77 million) compared to the first half of the previous fiscal year, mainly reflecting a net gain on securities. Meanwhile, other deductions were 42.5 billion yen (US$346 million), a 31.1 billion yen (US$253 million) year-on-year decrease, as restructuring charges were not incurred during the period as was in the first half of fiscal 2001 while interest expenses were lower resulting from reductions in debt.

As a result, income before income taxes was 45.8 billion yen (US$373 million), and after the recognition of 21.2 billion yen (US$173 million) in income taxes, Hitachi recorded income before minority interests of 24.6 billion yen (US$200 million) and net income was 12.8 billion yen (US$104 million).

                                    - more -

Financial Position

Net cash provided by operating activities was 191.5 billion yen (US$1,557 million), declining 4.8 billion yen year on year, principally due to the payment of special termination benefits under early retirement plans. Efforts were, however, made to use working capital more efficiently, such as by promoting Project C, which reduced the time required to turn over inventory and accounts receivable from 185 days at the end of September 30, 2001, to 160 days at September 30, 2002.

Investing activities used net cash of 128.9 billion yen (US$1,048 million), 87.6 billion yen (US$712 million) less year on year, reflecting a decrease in cash used for the purchase of property, plant and equipment as Hitachi made selective capital investments, and cash inflows from the selling of short-term investments and subsidiaries' common stock.

Free cash flows remaining after deducting net cash used in investing activities from net cash provided by operating activities amounted to 62.5 billion yen (US$508 million).

Financing activities used net cash of 197.8 billion yen (US$1,609 million), compared with net cash provided of 74.1 billion yen (US$603 million) in the same period of the previous fiscal year, reflecting the repayment of short-term borrowings by implementing a new committed credit facility.

Cash and cash equivalents as of September 30, 2002 amounted to 875.2 billion yen (US$7,116 million), a reduction of 154.1 billion yen (US$1,253 million) during the interim period.

Debt on September 30, 2002 stood at 2,776.9 billion yen (US$22,576 million),
221.3 billion yen (US$1,799 million) less than at March 31, 2002.

Capital investment on a completion basis declined 15%, to 375.2 billion yen (US$3,051 million), and depreciation decreased 13%, to 226.2 billion yen (US$1,840 million).

All figures were converted at the rate of 123 yen = U.S.$1, the approximate exchange rate on the Tokyo Foreign Exchange Market as of September 30, 2002.

                                    - more -

Outlook for Fiscal 2002

The world economy seemed to be moving onto a recovery footing, particularly in the U.S. and Asia, at the start of 2002. However, the recovery in the bellwether U.S. economy has slowed, and a string of terrorist attacks in various parts of the world have created a growing sense of instability in the world economy. The Japanese economy, on the other hand, remains mired in recession with no prospects for a full-fledged recovery. Consequently, consumer spending and capital expenditures in Japan are expected to remain depressed, creating an uncertain operating environment for companies.

In this climate, Hitachi will bolster its international competitiveness by accelerating the pace of CII, which targets greater efficiency throughout the organization, to quickly improve its operating results. Concurrently, Hitachi will advance bold management and structural reforms.

Based on the above factors, Hitachi is projecting the following operating results for fiscal 2002, ending March 31, 2003. The projections assume an exchange rate of 120 yen to the U.S. dollar for the second half of fiscal 2002.


     Net Sales                           8,050 billion yen (US$65,447 million)
                                                 (year-on-year increase of 1%)
     Operating income                      150 billion yen (US$1,220 million)
     Income before income taxes            130 billion yen (US$1,057 million)
     Income before minority interests       61 billion yen (US$496 million)
     Net income                             36 billion yen (US$293 million)

Cautionary Statement

This document contains forward-looking statements which reflect management's current views with respect to certain future events and financial performance. Words such as "anticipate," "believe," "expect," "estimate," "intend," "plan," "project" and similar expressions which indicate future events and trends identify forward-looking statements. Actual results may differ materially from those projected or implied in the forward-looking statements and from historical trends. Further, certain forward-looking statements are based upon assumptions of future events which may not prove to be accurate.

Factors that could cause actual results to differ materially from those projected or implied in any forward-looking statements include, but are not limited to, rapid technological change, particularly in the Information & Telecommunication Systems segment and Electronic Devices segment; uncertainty as to Hitachi's ability to continue to develop products and to market products that incorporate new technology on a timely and cost-effective basis and achieve market acceptance; fluctuations in product demand and industry capacity, particularly in the Information & Telecommunication Systems segment, Electronic Devices segment and Digital Media & Consumer Products segment; increasing commoditization of information technology products, and intensifying price competition in the market for such products; fluctuations in rates of exchange for the yen and other currencies in which Hitachi makes significant sales or in which Hitachi's assets and liabilities are denominated, particularly between the yen and the U.S. dollar; uncertainty as to Hitachi's access to liquidity or long-term financing, particularly in the context of restrictions on availability of credit prevailing in Japan; uncertainty as to Hitachi's ability to implement measures to reduce the potential negative impact of fluctuations in product demand and/or exchange rates; general economic conditions and the regulatory and trade environment of Hitachi's major markets, particularly, the United States, Japan and elsewhere in Asia, including, without limitation, continued stagnation or deterioration of the Japanese or other East Asian economies, or direct or indirect restriction by other nations of imports; uncertainty as to Hitachi's access to, or protection for, certain intellectual property rights, particularly those related to electronics and data processing technologies; Hitachi's dependence on alliances with other corporations in designing or developing certain products; and the market prices of equity securities in Japan, declines in which may result in write-downs of equity securities Hitachi holds.

These factors listed above are not exclusive and are in addition to other factors that are stated or indicated elsewhere in this document, or in other materials published by the Company.


                                    - more -

                         HITACHI, LTD. AND SUBSIDIARIES

                        CONSOLIDATED FINANCIAL STATEMENTS
                   FOR THE HALF YEAR ENDED SEPTEMBER 30, 2002


The consolidated financial statements presented herein are expressed in yen and, solely for the convenience of the reader, have been translated into United States dollars at the rate of 123 yen = U.S.$1, the approximate exchange rate prevailing on the Tokyo Foreign Exchange Market as of September 30, 2002.


SUMMARY

In millions of yen and U.S. dollars, except Net income (loss) per share (6) and Net income (loss) per American Depositary Share (7).

                                                            The half years ended September 30
                                            -----------------------------------------------------------
                                                         YEN                                U.S.DOLLARS
                                                      (millions)                            (millions)
                                            ------------------------------     (A)/(B)      -----------
                                              2002 (A)           2001 (B)       X100            2002
                                            ------------------------------    --------      -----------
1. Net sales                                 3,916,491          3,938,121          99           31,841

2. Operating income (loss)                      61,688            (42,110)         --              502


3. Income (Loss) before income taxes
    and minority interests                      45,877            (98,541)         --              373


4. Income (Loss) before minority
    interests                                   24,610           (116,696)         --              200


5. Net income (loss)                            12,852           (110,543)         --              104

6. Net income (loss) per share
              Basic                               3.85             (33.12)         --             0.03
              Diluted                             3.77                 --          --             0.03

7. Net income (loss) per ADS
   (representing 10 shares)
              Basic                                 39               (331)         --             0.32
              Diluted                               38                 --          --             0.31

                                    - more -

CONSOLIDATED STATEMENTS OF INCOME


                                                                                  The half years ended September 30
                                                                    ----------------------------------------------------------
                                                                                YEN                                 U.S. DOLLARS
                                                                              (millions)                             (millions)
                                                                    ------------------------------     (A)/(B)      ------------
                                                                       2002 (A)           2001 (B)       X100           2002
                                                                    -------------     ------------     -------      ------------
Net sales                                                            3,916,491         3,938,121          99           31,841
Cost of sales                                                        2,969,558         3,016,343          98           24,143
Selling, general and
administrative expenses                                                885,245           963,888          92            7,197
     Operating income (loss)                                            61,688           (42,110)         --              502
Other income                                                            26,712            17,246         155              217
     (Interest and dividends)                                           10,981            17,246          64               89
     (Other)                                                            15,731                --          --              128
Other deductions                                                        42,523            73,677          58              346
     (Interest charges)                                                 17,803            25,900          69              145
     (Other)                                                            24,720            47,777          52              201
     Income (Loss) before income taxes and minority interests           45,877           (98,541)         --              373
Income taxes                                                            21,267            18,155         117              173
     Income (Loss) before
     minority interests                                                 24,610          (116,696)         --              200
Minority interests                                                      11,758            (6,153)         --               96
     Net income (loss)                                                  12,852          (110,543)         --              104



                                    - more -

 CONSOLIDATED BALANCE SHEETS

                                                                        YEN                                    U.S.DOLLARS
                                                                     (millions)                                 (millions)
                                                       ---------------------------------------               ----------------
                                                         As of Sept. 30,      As of March 31,     (A)/(B)     As of Sept. 30,
                                                             2002 (A)            2002 (B)           X100           2002
-----------------------------------------------------------------------------------------------------------  ----------------
Assets                                                     9,360,312            9,915,654            94           76,100
                                                           ---------            ---------           ---           ------
Current assets                                             4,991,308            5,507,535            91           40,580
   Cash and cash equivalents                                 875,212            1,029,374            85            7,116
   Short-term investments                                    160,862              178,933            90            1,308
   Trade receivables
      Notes                                                  184,194              204,855            90            1,498
      Accounts                                             1,666,468            1,895,150            88           13,549
   Investment in leases                                      459,526              527,432            87            3,736
   Inventories                                             1,193,242            1,214,399            98            9,701
   Other current assets                                      451,804              457,392            99            3,673
                                                           ---------            ---------           ---           ------
Investments and advances                                     773,211              834,907            93            6,286
                                                           ---------            ---------           ---           ------
Property, plant and equipment                              2,448,810            2,514,424            97           19,909
                                                           ---------            ---------           ---           ------
Other assets                                               1,146,983            1,058,788           108            9,325
                                                           ---------            ---------           ---           ------

Liabilities and stockholders' equity                       9,360,312            9,915,654            94           76,100
                                                           ---------            ---------           ---           ------
Current liabilities                                        3,649,636            3,885,265            94           29,672
   Short-term debt and current installments
     of long-term debt                                     1,235,091            1,199,921           103           10,041
   Trade payables
      Notes                                                   77,979               92,799            84              634
      Accounts                                               970,253              991,037            98            7,888
   Advances received                                         293,623              334,172            88            2,387
   Other current liabilities                               1,072,690            1,267,336            85            8,721
                                                           ---------            ---------           ---           ------
Noncurrent liabilities                                     2,617,237            2,927,421            89           21,278
   Long-term debt                                          1,541,809            1,798,303            86           12,535
   Retirement and severance benefits                       1,000,985            1,049,054            95            8,138
   Other liabilities                                          74,443               80,064            93              605
                                                           ---------            ---------           ---           ------
Minority interests                                           802,071              798,744           100            6,521
                                                           ---------            ---------           ---           ------
Stockholders' equity                                       2,291,368            2,304,224            99           18,629
   Common stock                                              282,032              282,032           100            2,293
   Capital surplus                                           530,460              527,010           101            4,313
   Legal reserve and retained earnings                     1,761,907            1,753,999           100           14,324
   Accumulated other comprehensive
     income (loss)                                          (282,322)            (258,484)            -           (2,295)
      (Foreign currency translation adjustments)             (56,624)             (38,012)            -             (460)
      (Minimum pension liability adjustments)               (243,059)            (260,100)            -           (1,976)
      (Net unrealized holding gain on
          available-for-sale securities)                      17,621               39,997            44              143
      (Cash flow hedges)                                        (260)                (369)            -               (2)
   Treasury stock                                               (709)                (333)            -               (6)



                                    - more -

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

                                                                                      YEN                          U.S. DOLLARS
                                                                                    (millions)                      (millions)
                                                                ---------------------------------------------  -------------------
                                                                 The half year ended          The year ended   The half year ended
                                                                   Sept. 30, 2002             March 31, 2002       Sept. 30, 2002
                                                                ---------------------------------------------  -------------------
Common stock
    Balance at beginning of year                                           282,032                   281,754              2,293
                                                                       -----------               -----------         ----------
    Conversion of convertible debentures                                         0                       278                  0
                                                                       -----------               -----------         ----------
    Balance at end of year                                                 282,032                   282,032              2,293
                                                                       ===========               ===========         ==========

Capital surplus
    Balance at beginning of year                                           527,010                   501,243              4,285
                                                                       -----------               -----------         ----------
    Conversion of convertible debentures                                       652                       359                  5
    Increase arising from issuance of subsidiaries'
       common stock and other                                                2,798                    25,408                 23
                                                                       -----------               -----------         ----------
    Balance at end of year                                                 530,460                   527,010              4,313
                                                                       ===========               ===========         ==========

Legal reserve
    Balance at beginning of year                                           110,751                   109,815                900
                                                                       -----------               -----------         ----------
    Transfers from retained earnings                                           203                       978                  2
    Transfers from (to) minority interests arising from
       conversion of subsidiaries' convertible debentures
       and other                                                                 6                       (42)                 0
                                                                       -----------               -----------         ----------
    Balance at end of year                                                 110,960                   110,751                902
                                                                       ===========               ===========         ==========

Retained earnings
    Balance at beginning of year                                         1,643,248                 2,157,136             13,360
                                                                       -----------               -----------         ----------
    Net income (loss)                                                       12,852                  (483,837)               104
    Cash dividends                                                               0                   (28,373)                 0
    Transfers to legal reserve                                                (203)                     (978)                (2)
    Transfers to minority interests arising from
       conversion of subsidiaries' convertible debentures                     (263)                      (64)                (2)
    Transfers to minority interests arising from
       issuance of subsidiaries' common stock and other                     (4,687)                     (636)               (38)
                                                                       -----------               -----------         ----------
    Balance at end of year                                               1,650,947                 1,643,248             13,422
                                                                       ===========               ===========         ==========
Legal reserve and retained earnings                                      1,761,907                 1,753,999             14,324
                                                                       ===========               ===========         ==========

Accumulated other comprehensive income (loss)
  Foreign currency translation adjustments
    Balance at beginning of year                                           (38,012)                  (57,647)              (309)
                                                                       -----------               -----------         ----------
    Current-period change                                                  (18,612)                   19,635               (151)
                                                                       -----------               -----------         ----------
    Balance at end of year                                                 (56,624)                  (38,012)              (460)
                                                                       ===========               ===========         ==========

  Minimum pension liability adjustments
    Balance at beginning of year                                          (260,100)                 (182,936)            (2,115)
                                                                       -----------               -----------         ----------
    Current-period change                                                   17,041                   (77,164)               139
                                                                       -----------               -----------         ----------
    Balance at end of year                                                (243,059)                 (260,100)            (1,976)
                                                                       ===========               ===========         ==========

  Net unrealized holding gain on
       available-for-sale securities
    Balance at beginning of year                                            39,997                    51,041                325
                                                                       -----------               -----------         ----------
    Changes in unrealized holding gain                                     (22,376)                  (11,044)              (182)
                                                                       -----------               -----------         ----------
    Balance at end of year                                                  17,621                    39,997                143
                                                                       ===========               ===========         ==========

  Cash flow hedges
    Balance at beginning of year                                              (369)                    1,096                 (3)
                                                                       -----------               -----------         ----------
    Changes in the fair value of derivative financial
       instruments                                                             109                    (1,465)                 1
                                                                       -----------               -----------         ----------
    Balance at end of year                                                    (260)                     (369)                (2)
                                                                       ===========               ===========         ==========
  Accumulated other comprehensive income (loss)                           (282,322)                 (258,484)            (2,295)
                                                                       ===========               ===========         ==========
Treasury stock
    Balance at beginning of year                                              (333)                       --                 (3)
                                                                       -----------               -----------         ----------
    Current-period increase                                                   (376)                     (333)                (3)
                                                                       -----------               -----------         ----------
    Balance at end of year                                                    (709)                     (333)                (6)
                                                                       ===========               ===========         ==========
         Total stockholders' equity                                      2,291,368                 2,304,224             18,629
                                                                       ===========               ===========         ==========


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
                                     - 11 -

CONSOLIDATED STATEMENTS OF CASH FLOWS


                                                                                  The half years ended September 30
                                                                        -------------------------------------------------
                                                                                      YEN                   U.S. DOLLARS
                                                                                  (millions)                  (millions)
                                                                        ------------------------------      -------------
                                                                            2002                2001            2002
                                                                        ----------         -----------        --------
Cash flows from operating activities
  Net income (loss)                                                         12,852            (110,543)            104

  Adjustments to reconcile net income (loss) to net cash
     provided by operating activities
      Depreciation                                                         226,280             258,714           1,840
      Deferred income taxes                                                (36,292)            (39,015)           (295)
      Loss on disposal of rental assets and other property                   4,306              11,451              35
      Decrease in receivables                                              183,658             397,185           1,493
      (Increase) Decrease in inventories                                    (8,394)             54,629             (68)
      Decrease in payables                                                 (25,911)           (273,874)           (211)
      Other                                                               (164,996)           (102,224)         (1,341)
                                                                        ----------         -----------        --------
           Net cash provided by operating activities                       191,503             196,323           1,557
Cash flows from investing activities
  Decrease in short-term investments                                        17,591              53,128             143
  Capital expenditures                                                    (155,148)           (226,980)         (1,261)
  Purchase of rental assets, net                                          (186,496)           (201,690)         (1,516)
  (Purchase) Sale of investments
    and subsidiaries' common stock, net                                     55,989             (46,353)            455
  Collection of investment in leases                                       209,869             232,447           1,706
  Other                                                                    (70,764)            (27,126)           (575)
                                                                        ----------         -----------        --------
            Net cash used in investing activities                         (128,959)           (216,574)         (1,048)

Cash flows from financing activities
  Increase (Decrease) in interest-bearing debt                            (191,907)             58,700          (1,560)
  Dividends paid to stockholders                                               (82)            (18,289)             (1)
  Dividends paid to minority stockholders of subsidiaries                   (6,956)             (7,358)            (57)
  Other                                                                      1,088              41,076               9
                                                                        ----------         -----------        --------
            Net cash provided by (used in) financing activities           (197,857)             74,129          (1,609)

Effect of exchange rate changes on cash and cash equivalents               (18,849)             (3,883)           (153)
                                                                        ----------         -----------        --------
Net increase (decrease) in cash and cash equivalents                      (154,162)             49,995          (1,253)

Cash and cash equivalents at beginning of year                           1,029,374           1,381,603           8,369
                                                                        ----------         -----------        --------
Cash and cash equivalents at end of year                                   875,212           1,431,598           7,116
                                                                        ==========         ===========        ========


                             - more -

SEGMENT INFORMATION

(1)INDUSTRY SEGMENTS

                                                                                The half years ended September 30
                                                             -----------------------------------------------------------
                                                                            YEN                              U.S. DOLLARS
                                                                        (millions)                            (millions)
                                                             -------------------------------   (A)/(B)       ------------
                                                                  2002 (A)          2001 (B)     X100              2002
                                                                  --------          --------   -------             ----
Sales
                     Information & Telecommunication              878,230          873,312       101              7,140
                     Systems                                           18%              18%

                     Electronic Devices                           766,417          765,090       100              6,231
                                                                       16%              15%

                     Power & Industrial Systems                 1,068,101        1,117,375        96              8,684
                                                                       22%              22%

                     Digital Media & Consumer                     597,689          582,493       103              4,859
                     Products                                          12%              12%

                     High Functional Materials                    613,061          628,175        98              4,984
                     & Components                                      12%              13%

                     Logistics, Services & Others                 700,613          707,766        99              5,696
                                                                       14%              14%

                     Financial Services                           293,321          281,102       104              2,385
                                                                        6%               6%

                     Subtotal                                   4,917,432        4,955,313        99             39,979
                                                                      100%             100%

                     Eliminations & Corporate items            (1,000,941)      (1,017,192)       --             (8,138)

                        Total                                   3,916,491        3,938,121        99             31,841

Operating income (loss)
                     Information & Telecommunication               42,167           14,558       290                343
                     Systems

                     Electronic Devices                            (7,918)         (72,918)       --                (64)

                     Power & Industrial Systems                    11,111           26,736        42                 90

                     Digital Media & Consumer                       5,747           (6,022)       --                 47
                     Products

                     High Functional Materials                      9,042           (1,475)       --                 74
                     & Components

                     Logistics, Services & Others                   1,457            7,372        20                 12

                     Financial Services                            18,653           20,403        91                152

                     Subtotal                                      80,259          (11,346)       --                653

                     Eliminations & Corporate items               (18,571)         (30,764)       --               (151)

                        Total                                      61,688          (42,110)       --                502

Note: Net sales by industry segment include intersegment transactions.




                                    - more -

(2)      GEOGRAPHIC SEGMENTS

                                                                The half years ended September 30
                                                -------------------------------------------------------------
                                                             YEN                               U.S. DOLLARS
                                                           (millions)                           (millions)
                                                -------------------------------  (A)/(B)     ----------------
                                                   2002(A)            2001 (B)     X100           2002
                                                ----------------------------------------     ----------------
Sales
     Japan
          Outside                                 3,003,621        3,050,225        98          24,420
          customer sales                                 65%              66%

          Intersegment                              501,040          444,492       113           4,073
          transactions                                   11%              10%

          Total                                   3,504,661        3,494,717       100          28,493
                                                         76%              76%

     Asia
          Outside                                   312,220          292,640       107           2,538
          customer sales                                  7%               6%

          Intersegment                              168,355          184,263        91           1,369
          transactions                                    3%               4%

          Total                                     480,575          476,903       101           3,907
                                                         10%              10%

     North America
          Outside                                   394,660          392,181       101           3,209
          customer sales                                  9%               8%

          Intersegment                               19,434           23,714        82             158
          transactions                                    0%               1%

          Total                                     414,094          415,895       100           3,367
                                                          9%               9%

     Europe
          Outside                                   177,056          176,216       100           1,439
          customer sales                                  4%               4%

          Intersegment                               12,281           17,191        71             100
          transactions                                    0%               0%

          Total                                     189,337          193,407        98           1,539
                                                          4%               4%

     Other Areas
          Outside                                    28,934           26,859       108             235
          customer sales                                  1%               1%

          Intersegment                                1,323            1,033       128              11
          transactions                                    0%               0%

          Total                                      30,257           27,892       108             246
                                                          1%               1%

          Subtotal                                4,618,924        4,608,814       100          37,552
                                                        100%             100%

     Eliminations                                  (702,433)        (670,693)       --          (5,711)


     Total                                        3,916,491        3,938,121        99          31,841



                                    - more -

                                     - 14 -

                                                                        The half years ended September 30
                                                         -------------------------------------------------------------
                                                                        YEN                            U.S. DOLLARS
                                                                     (millions)                          (millions)
                                                         ----------------------------      (A)/(B)     ---------------
                                                            2002(A)          2001 (B)        X100         2002
                                                         -----------------------------------------     ---------------
Operating income (loss)
                    Japan                                  65,775           (12,100)            --          535
                                                               78%               --

                    Asia                                    7,740            (2,389)            --           63
                                                                9%               --

                    North America                           3,037           (15,096)            --           25
                                                                4%               --

                    Europe                                  6,442             2,101            307           52
                                                                8%               --

                    Other Areas                               748               831             90            6
                                                                1%               --

                    Subtotal                               83,742           (26,653)            --          681
                                                              100%               --

                    Eliminations & Corporate items        (22,054)          (15,457)            --         (179)

                        Total                              61,688           (42,110)            --          502

(3)SALES BY MARKET

                                                                           The half years ended September 30
                                                         -------------------------------------------------------------
                                                                        YEN                               U.S. DOLLARS
                                                                     (millions)                            (millions)
                                                         -----------------------------     (A)/(B)        ------------
                                                            2002(A)           2001 (B)       X100             2002
                                                         -----------------------------------------        ------------
               Japan                                        2,633,108        2,700,418          98           21,407
                                                                   67%              69%

               Asia                                           498,594          431,526         116            4,054
                                                                   13%              11%

               North America                                  426,980          450,872          95            3,471
                                                                   11%              11%

               Europe                                         262,185          256,943         102            2,132
                                                                    7%               7%

               Other Areas                                     95,624           98,362          97              777
                                                                    2%               2%

               Outside Japan                                1,283,383        1,237,703         104           10,434
                                                                   33%              31%

               Total                                        3,916,491        3,938,121          99           31,841
                                                                  100%             100%

                                      # # #

                                                                 October 31,2002
                                                                   Hitachi, Ltd.



        Supplementary information for the first half of fiscal 2002,ended
                               September 30, 2002
                              (Consolidated basis)

1.   Summary

                                                                                                     (Billions of yen)
------------------------------------------------------------------------------------------------------------------------
                                           1st half of fiscal 2001       1st half of fiscal 2002  Fiscal 2002(Forecast)
                                           ---------------------------  ------------------------  ---------------------
                                                  (A)    (A)/1st half                                             (C)/
                                                           of FY 2000       (B)        (B)/(A)        (C)       FY2001
------------------------------------------------------------------------------------------------------------------------
Net sales                                      3,938.1         98%       3,916.4         99%       8,050.0         101%


    C/U *                                          221%        --            258%        --            262%         --


Operating income (loss)                          (42.1)        --           61.6         --          150.0          --


Income (loss) before income taxes                (98.5)        --           45.8         --          130.0          --
 and minority interests


Income (loss) before minority interests         (116.6)        --           24.6         --           61.0          --


Net income (loss)                               (110.5)        --           12.8         --           36.0          --


    C/U *                                           --         --             65%        --            171%         --


Average exchange rate                              122         --            122         --         120 **          --
(yen / U.S.$)


Net interest and dividends                        (8.6)        --           (6.8)        --          (15.0)         --


*Consolidated basis/Unconsolidated basis
**Assumed exchange rate for 2nd half of fiscal 2002


----------------------------------------------------------------------------------------------------------------------
                                                      As of March 31, 2002                As of September 30, 2002
----------------------------------------------------------------------------------------------------------------------
Cash & cash equivalents, Short-term                            1,208.3                       1,036.0
  investments (Billions of yen)

Interest-bearing debt                                          2,998.2                       2,776.9
(Billions of yen)

Number of employees                                            321,517                       318,418

    Japan                                                      256,823                       251,584

    Overseas                                                    64,694                        66,834

Number of consolidated subsidiaries                              1,066                         1,069

    Japan                                                          712                           706

    Overseas                                                       354                           363

2.  Sales by industry segment                                                                                     (Billions of yen)
------------------------------------------------------------------------------------------------------------------------------------
                                                   1st half of fiscal 2001        1st half of fiscal 2002     Fiscal 2002(Forecast)
                                                 ------------------------------- ------------------------     ---------------------
                                                                    (A)/1st half                                            (C)/
                                                         (A)         of FY 2000        (B)        (B)/(A)        (C)       FY2001
                                                       -------      -------------   --------     --------      -------    ---------
Information & Telecommunication Systems                  873.3           105%          878.2        101%        1,865.0      102%
Electronic Devices                                       765.0            76%          766.4        100%        1,555.0      105%
Power & Industrial Systems                             1,117.3           106%        1,068.1         96%        2,255.0       99%
Digital Media & Consumer Products                        582.4           115%          597.6        103%        1,225.0      105%
High Functional Materials & Components                   628.1            88%          613.0         98%        1,270.0      102%
Logistics, Services & Others                             707.7            91%          700.6         99%        1,395.0       97%
Financial Services                                       281.1            98%          293.3        104%          585.0      103%
Eliminations & Corporate items                        (1,017.1)           --        (1,000.9)        --        (2,100.0)      --
Total                                                  3,938.1            98%        3,916.4         99%        8,050.0      101%


3. Operating income (loss) by industry segment                                                                     (Billions of yen)
------------------------------------------------------------------------------------------------------------------------------------
                                                   1st half of fiscal 2001        1st half of fiscal 2002     Fiscal 2002(Forecast)
                                                 ------------------------------- ------------------------     ---------------------
                                                                    (A)/1st half                                            (C)/
                                                         (A)         of FY 2000        (B)       (B)/(A)         (C)      FY2001
                                                       -------      -------------   --------     --------      -------    ---------

Information & Telecommunication Systems                   14.5           118%           42.1      290%           88.0      246%
Electronic Devices                                       (72.9)           --            (7.9)      --           (16.0)      --
Power & Industrial Systems                                26.7           146%           11.1       42%           49.0       89%
Digital Media & Consumer Products                         (6.0)           --             5.7       --            14.0       --
High Functional Materials & Components                    (1.4)           --             9.0       --            13.0       --
Logistics, Services & Others                               7.3           148%            1.4       20%            7.0      215%
Financial Services                                        20.4            81%           18.6       91%           31.0       83%
Eliminations & Corporate items                           (30.7)           --           (18.5)      --           (36.0)      --
Total                                                    (42.1)           --            61.6       --           150.0       --



4. Overseas sales by industry segment                                                                             (Billions of yen)
-----------------------------------------------------------------------------------------------------------------------------------
                                                   1st half of fiscal 2001        1st half of fiscal 2002     Fiscal 2002(Forecast)
                                                 ------------------------------- ------------------------     ---------------------
                                                                    (A)/1st half                                            (C)/
                                                         (A)         of FY 2000        (B)        (B)/(A)        (C)       FY2001
                                                       -------      -------------   --------     --------      -------    ---------
Information & Telecommunication Systems                  119.3           130%          128.9       108%
Electronic Devices                                       264.6            79%          263.1        99%
Power & Industrial Systems                               190.4            99%          194.1       102%
Digital Media & Consumer Products                        235.8           148%          246.0       104%
High Functional Materials & Components                   169.9            91%          155.5        92%
Logistics, Services & Others                             238.7            82%          277.0       116%
Financial Services                                        18.6           103%           18.5        99%
Eliminations & Corporate items                               0            --               0        --
Total                                                  1,237.7            97%        1,283.3       104%        2,580.0       101%

5. Overseas production (Total sales of overseas manufacturing subsidiaries)           (Billions of yen)
--------------------------------------------------------------------------------------------------------
                                                   1st half of fiscal 2001        1st half of fiscal 2002
                                                 ------------------------------- ------------------------
                                                                    (A)/1st half
                                                          (A)        of FY 2000        (B)        (B)/(A)
                                                       -------      -------------   --------     --------

Overseas production                                    567.9            95%           499.7         88%
    Percentage of net sales                              14%            --              13%         --
    Percentage of overseas sales                         46%            --              39%         --


6. Capital investment by industry segment (Completion basis, including leasing assets)                           (Billions of yen)
----------------------------------------------------------------------------------------------------------------------------------
                                                           Fiscal 2001           1st half of fiscal 2002      Fiscal 2002(Forecast)
                                                 ------------------------------- ------------------------     ---------------------
                                                                      (A)/FY                   (B)/1st half
                                                          (A)           2000          (B)       of FY 2001      (C)       (C)/(A)
                                                       -------      -------------   --------    ----------    -------    ---------

Information & Telecommunication Systems                    89.7           100%         36.7         75%
Electronic Devices                                        114.6            51%         42.9         66%
Power & Industrial Systems                                 74.5            99%         30.1         94%
Digital Media & Consumer Products                          38.6            85%         18.2         96%
High Functional Materials & Components                     80.2            74%         31.6         72%
Logistics, Services & Others                               40.1           133%         15.5         72%
Financial Services                                        472.1           101%        219.8         92%
Eliminations & Corporate items                            (53.8)           --         (20.0)        --
Total                                                     856.2            88%        375.2         85%         770.0        90%
    Internal use assets                                   414.1            77%        161.5         74%         330.0        80%
    Leasing assets                                        442.1           103%        213.7         96%         440.0       100%




7. Depreciation by industry segment                                                                             (Billions of yen)
-----------------------------------------------------------------------------------------------------------------------------------
                                                            Fiscal 2001          1st half of fiscal 2002     Fiscal 2002(Forecast)
                                                 ------------------------------- ------------------------     ---------------------
                                                                       (A)/FY                   (B)/1st half
                                                          (A)            2000          (B)      of FY 2001       (C)       (C)/(A)
                                                       -------      -------------   --------    ------------   -------    ---------
Information & Telecommunication Systems                  69.2           110%           29.7        82%
Electronic Devices                                      162.1           108%           55.2        76%
Power & Industrial Systems                               62.9            98%           31.0       100%
Digital Media & Consumer Products                        44.0            99%           19.8        95%
High Functional Materials & Components                   81.8            99%           36.8        93%
Logistics, Services & Others                             36.3           104%           15.9        86%
Financial Services                                       69.3           111%           35.5        94%
Corporate items                                           3.5            87%            2.0       114%
Total                                                   529.4           105%          226.2        87%          480.0           91%
    Internal use assets                                 450.1           103%          186.1        87%          385.0           86%
    Leasing assets                                       79.2           115%           40.1        92%           95.0          120%

8. R&D expenditure by industry segment


                                                                                                               (Billions of yen)
                                                  --------------------------------------------------------------------------------
                                                         Fiscal 2001              1st half of fiscal 2002    Fiscal 2002(Forecast)
                                                  -------------------------      ------------------------   ----------------------
                                                                                            (B)/1st half
                                                    (A)         (A)/FY 2000        (B)       of FY 2001      (C)           (C)/(A)
                                                  ------        -----------      ------     -------------   ------        --------

Information & Telecommunication Systems            136.7            89%           63.4           89%
Electronic Devices                                 116.7            91%           52.8           89%
Power & Industrial Systems                          63.7            96%           29.8           93%
Digital Media & Consumer Products                   37.5           101%           16.9           89%
High Functional Materials & Components              47.5           108%           20.9           87%
Logistics, Services & Others                        11.9           224%            4.9           75%
Financial Services                                   1.2           147%            0.7          117%
Total                                              415.4            95%          189.6           89%        380.0            91%
    Percentage of net sales                          5.2%           --             4.8%          --           4.7%           --


9. Balance sheets by financial and non-financial services

                                                                                             (Billions of yen)
--------------------------------------------------------------------------------------------------------------
                                                                           As of March        As of September
               Assets                                                       31, 2002             30, 2002
--------------------------------------------------------------------------------------------------------------
Manufacturing, Services and Others
       Cash and cash equivalents                                               850.9               750.4
       Short-term investments                                                  158.3               150.4
       Trade receivables                                                     1,719.6             1,514.7
       Inventories                                                           1,198.4             1,182.2
       Investments and advances                                                835.4               726.6
       Property, plant and equipment                                         2,212.5             2,152.8
       Other assets                                                          1,572.2             1,601.5
                                                                             -------             -------
                                     Total                                   8,547.7             8,079.0
                                                                             -------             -------
Financial Services
       Cash and cash equivalents                                               178.3               124.7
       Trade receivables                                                       609.8               527.2
       Investment in leases                                                    646.5               579.1
       Property, plant and equipment                                           320.9               312.7
       Other assets                                                            358.6               376.7
                                                                             -------             -------
                                     Total                                   2,114.3             1,920.5
                                                                             -------             -------
                                   Eliminations                               (746.5)             (639.2)
                                                                             -------             -------
                                      Assets                                 9,915.6             9,360.3
                                                                             -------             -------

                                                                           As of March        As of September
        Liabilities and stockholders' equity                                31, 2002             30, 2002
-------------------------------------------------------------------------------------------------------------
Manufacturing, Services and Others
       Short-term debt                                                         951.7               999.0
       Trade payables                                                        1,018.3               974.3
       Long-term debt                                                        1,026.4               889.8
       Other liabilities                                                     2,658.2             2,336.2
                                                                             -------             -------
                                     Total                                   5,654.7             5,199.5
                                                                             -------             -------
Financial Services
       Short-term debt                                                         586.6               515.4
       Trade payables                                                          243.1               234.8
       Long-term debt                                                          903.0               772.7
       Other liabilities                                                       126.7               141.1
                                                                             -------             -------
                                     Total                                   1,859.5             1,664.1
                                                                             -------             -------
                                Eliminations                                  (701.6)             (596.8)
                                                                             -------             -------

                                Liabilities                                  6,812.6             6,266.8
                                                                             -------             -------
                             Minority interests                                798.7               802.0
                                                                             -------             -------
                            Stockholders' equity                             2,304.2             2,291.3
                                                                             -------             -------
                    Liabilities and stockholders' equity                     9,915.6             9,360.3
                                                                             -------             -------

10. Statements of operating results by financial and non-financial services


                                                                                                       (Billions of yen)
                                                                                        1st half of         1st half of
                                                                                        fiscal 2001         fiscal 2002
                                                                                        -----------         -----------

Manufacturing, Services            Sales                                                 3,804.3              3,756.0
      and Others                   Cost of sales and selling, general
                                   and administrative expenses                           3,851.3              3,714.0
                                   Operating income (loss)                                 (47.0)                42.0

Financial Services                 Sales                                                   281.1                293.3
                                   Cost of sales and selling, general
                                   and administrative expenses                             260.6                274.6
                                   Operating income (loss)                                  20.4                 18.6

Eliminations                       Sales                                                  (147.3)              (132.9)
                                   Cost of sales and selling, general
                                   and administrative expenses                            (131.8)              (133.8)
                                   Operating income (loss)                                 (15.4)                 0.9

    Total                          Sales                                                 3,938.1              3,916.4
                                   Cost of sales and selling, general
                                   and administrative expenses                           3,980.2              3,854.8
                                   Operating income (loss)                                 (42.1)                61.6

Note: Figures in tables 5, 9 and 10 represent unaudited financial information prepared by the Company for the purpose of this supplementary information.

                                                                October 31, 2002
                                                                   Hitachi, Ltd.

      Supplementary Information on Information & Telecommunication Systems

1. Sales and Operating income (loss) by product sector

                         (Upper rows are percentage changes from preceding year; billions of yen)
      -------------------------------------------------------------------------------------------
                                         Fiscal 2001                        Fiscal 2002
                                ------------------------------    -------------------------------
                                 1st half   2nd half     Total    1st half    2nd half*   Total *
                                ---------   --------   -------    --------    ---------  --------
      Sales                          105%       100%       102%       101%        103%       102%
                                   873.3      956.3    1,829.6      878.2       986.8    1,865.0
        Software & Services          125%       110%       116%       100%        103%       102%
                                   452.7      508.1      960.8      453.4       524.8      978.2
        Hardware                      89%        90%        89%       101%        103%       102%
                                   420.6      448.2      868.8      424.8       462.0      886.8
      Operating income               119%        57%        73%       290%        218%       246%
                                    14.5       21.1       35.7       42.1        45.9       88.0
        Software & Services          371%       172%       215%       186%        120%       144%
                                    16.7       28.2       45.0       31.1        33.7       64.8
        Hardware                       -          -          -          -           -          -
                                    (2.2)      (7.1)      (9.3)      11.0        12.2       23.2

*Forecast

2. Sales by product sector

                                                                                          (billions of yen)
-----------------------------------------------------------------------------------------------------------
                                              Fiscal 2001                            Fiscal 2002
                                    -------------------------------        --------------------------------
                                    1st half     2nd half     Total        1st half    2nd half *   Total *
                                    --------     --------     -----        --------    ----------   -------
Information &                         873.3       956.3      1,829.6        878.2        986.8      1,865.0
 Telecommunication
     Software & Services              452.7       508.1        960.8        453.4        524.8        978.2
        Software                       88.1       103.4        191.5         91.6
        Services                      364.6       404.7        769.3        361.8
     Hardware                         420.6       448.2        868.8        424.8        462.0        886.8
        Servers                        64.7        52.7        117.4         60.1
        PCs                            56.7        69.1        125.8         71.6
        Storage                       135.0       162.8        297.8        165.5
        Telecommunication              80.9        72.0        152.9         47.2
        Others                         83.3        91.6        174.9         80.4

*Forecast

Notes: Figures for servers include supercomputers, general-purpose computers and UNIX servers.

         Figures for PCs include PC servers and client PCs.

         Figures for storage include disk array, subsystem, and Hard Disk
         Drives.


                                    - more -

3. SAN/NAS Storage Solutions


      (Upper rows are percentage changes from preceding year; billions of yen)
      ------------------------------------------------------------------------
                        Fiscal 2001                      Fiscal 2002
                ---------------------------    -------------------------------
                1st half   2nd half   Total    1st half  2nd half *    Total *
                --------   --------   -----    --------  ----------    -------
      Sales        120%        93%      104%      108%      100%         104%
                 120.0      130.0     250.0     130.0     130.0        260.0

*Forecast

4. Shipment for main products, in number of units : unconsolidated basis

                                                     Fiscal 2001                        Fiscal 2002
                                            -------------------------------    ------------------------------
                                            1st half    2nd half     Total     1st half   2nd half*    Total*
                                            --------    --------     -----     --------   ---------    ------
General-purpose computers                        172        140         312        140         160        300
UNIX servers                                   1,500      1,200       2,700      1,300       1,400      2,700
PCs & PC servers                             300,000    350,000     650,000    280,000     350,000    630,000
Large-capacity disk array subsystems           6,600      8,600      15,200     13,600      15,200     28,800
Middle-capacity disk array subsystems          1,300      1,600       2,900      1,600       2,100      3,700
Hard Disk Drives                           2,600,000  3,700,000   6,300,000  4,000,000   4,900,000  8,900,000


*Forecast

Notes: Figures for General-purpose computers are based on the number of instruction processors.

         Figures for General-purpose computers, PCs & PC servers do not include export models.

         Figures for disk array subsystems are based on the number of terabytes.


                                    - ### -

                                                               October 31, 2002
                                                                  Hitachi, Ltd.

             Supplementary information on Semiconductors & Displays

1.       Semiconductors


Sales and Operating income (Upper rows are percentage changes from preceding year; billions of yen)
--------------------------------------------------------------------------------------------------------------------
                                        Fiscal 2001                                       Fiscal 2002
                         ----------------------------------------          -----------------------------------------
                         1st half        2nd half           Total          1st half         2nd half*         Total*
                         --------        --------           -----          --------         ---------         ------
Sales                        64%              58%               61%            104%             120%             111%
                          267.4            239.5             506.9           277.4            287.6            565.0
                          -----            -----            ------           -----            -----            -----
Operating income
(loss)                    (57.9)           (75.5)           (133.5)          (14.4)           (13.6)           (28.0)
                          -----            -----            ------           -----            -----            -----

*Forecast

 Sales by products

                                                            Fiscal 2001          Fiscal 2002*
                                                            -----------          ------------
DRAM                                                             8%                    7%
System Memory                                                   10%                    9%
System LSI                                                      54%                   56%
Multi-Purpose Semiconductor                                     28%                   28%

*Forecast

  Semiconductor Capital Investment

                                                                                                (Billions of yen)
----------------------------------------------------------------------------------------------------------------------
                                                                 Fiscal 2001                      Fiscal 2002*
                                                       -----------------------------      ----------------------------
                 Naka Operation                                            1.0                            1.5
                 Takasaki Operation                                        1.0                            3.0
                 Koufu Operation                                           1.0                            1.0
                 Other                                                     2.5                            1.0
         Parent subtotal                                                   5.5                            6.5
                                                        (1st half:3.5, 2nd half:2.0)      (1st half:2.5, 2nd half:4.0)
                 TTI**                                                     0.5                            1.5
                 Other                                                    12.5                           11.5
             Domestic subsidiaries                                        13.0                           13.0
                 HNS***                                                    0.5                            1.5
                 Other                                                     3.0                            3.0
             Overseas subsidiaries                                         3.5                            4.5
         Subsidiaries subtotal                                            16.5                           17.5
   Hitachi consolidated total                                             22.0                           24.0
                                                        (1st half:16.0, 2nd half:6.0)    (1st half:13.0, 2nd half:11.0)

*Forecast

**Trecenti Technologies, Inc.

***Hitachi Nippon Steel Semiconductor Singapore Pte. Ltd.


Microprocessor/microcontroller sales     (Billions of yen; % change from preceding year)
----------------------------------------------------------------------------------------
                      Fiscal 2001                        Fiscal 2002*
                  --------------------               --------------------
                  170              71%               220             129%
                  ---              --                ---             ---

*Forecast

                                     -more-

DRAM & Flash Memory production quantity             (pieces/month)
----------------------------------------------------------------------------
                                March 2002              Fiscal 2002
                                ----------     -----------------------------
                                               First Quarter       550,000
64MDRAM                         2 million      Second Quarter      600,000
                                               Third Quarter       600,000*
                                               Fourth Quarter      600,000*

                                               First Quarter       2million
256MDRAM                        1.2 million    Second Quarter      2million
                                               Third Quarter       2million*
                                               Fourth Quarter      2million*

                                               First Quarter       600,000
256M Flash Memory               550,000        Second Quarter      600,000
                                               Third Quarter       500,000*
                                               Fourth Quarter      400,000*
                                -----------    --------------      ---------

*Forecast


2. Displays


Sales and Operating income       (Upper rows are percentage changes from preceding year; billions of yen)
------------------------------------------------------------------------------------------------------------
                                           Fiscal 2001                              Fiscal 2002
                               -----------------------------------      ------------------------------------
                               1st half      2nd half        Total      1st half      2nd half*       Total*
                               --------      --------        -----      -------       ---------       ------
Sales                               58%           84%           69%         109%          112%          110%
                                   92.0         102.9         195.0        100.0         115.0         215.0

Operating income                      -             -             -            -             -             -
(loss)                            (26.2)        (21.0)        (47.2)        (1.3)         (3.2)         (4.5)
                                  -----         -----         -----         ----          ----          ----

*Forecast


Sales of Major Products          (Billions of yen; % change from preceding year)
--------------------------------------------------------------------------------
                                      Fiscal 2001                Fiscal 2002 *
                                 -------------------         -------------------
LCDs                             128.0           84%         180.0          141%
Color display tubes               18.0           31%           0.0            0%
Color picture tubes               19.0           86%           1.5            8%
Projection tubes                  20.0          100%          28.0          140%

*Forecast


LCD Sales                                                        (Billions of yen; % change from preceding year)
----------------------------------------------------------------------------------------------------------------
                                     Fiscal 2001                                  Fiscal 2002
                          ----------------------------------------      ----------------------------------------
                          1st half    2nd half           Total          1st half    2nd half*          Total*
                          --------    --------    ----------------      --------    ---------    ---------------
Large size LCDs             43.0        66.0      109.0        81%       58.0         71.0       129.0      118%
Medium & small size
LCDs                         5.0        14.0       19.0       106%       22.0         29.0        51.0      268%
Total                       48.0        80.0      128.0        84%       80.0        100.0       180.0      141%

*Forecast


LCD Capital Investment                          (Billions of yen; % change from preceding year)
-----------------------------------------------------------------------------------------------
               Fiscal 2001                                     Fiscal 2002
---------------------------------------------   -----------------------------------------------
1st half        2nd half           Total           1st half     2nd half*           Total*
--------        --------       --------------      --------     ---------      ----------------
  6.0             3.7          9.7        18%        26.8         0.9          27.7        286%
  ---             ---          ---        --         ----         ---          ----        ---

*Forecast

                                      ###

                                 HITACHI, LTD.
                      UNCONSOLIDATED FINANCIAL STATEMENTS
                   FOR THE HALF YEAR ENDED SEPTEMBER 30, 2002
                               (123YEN = U.S.$1)

                                                               October 31, 2002

                                                                       yen                                       U.S. Dollars
INCOME STATEMENTS                                                   (millions)                                    (millions)
-------------------------------                          ---------------------------------                       ------------
(THE HALF YEARS ENDED SEPT. 30)                           2002(A)             2001(B)         (A)/(B)X100            2002
                                                         ---------           ---------        -----------        ------------
Net sales                                                1,515,655           1,778,746                85%          12,322
Cost of sales                                            1,231,453           1,455,483                85%          10,012
S.G.A. expenses                                            283,926             351,616                81%           2,308
Operating income (loss)                                        275             (28,353)               --                2
-----------------------                                  ---------           ---------        ----------           ------
Other income                                                23,823              27,101                88%             194
Other deductions                                            26,509              45,437                58%             216
Ordinary income (loss)                                      (2,411)            (46,689)               --              (20)
----------------------                                   ---------           ---------        ----------           ------
Extraordinary gain                                          32,957               3,775               873%             268
Extraordinary loss                                              --                  --                --               --
Income before income taxes (loss)                           30,546             (42,914)               --              248
---------------------------------                        ---------           ---------        ----------           ------
Current income taxes                                         1,661               2,064                81%              14
Deferred income taxes                                        9,116             (15,968)               --               74
Net income (loss)                                           19,767             (29,010)               --              161
-----------------                                        ---------           ---------        ----------           ------
Basic EPS (yen and dollars)                                   5.92               (8.69)               --             0.05
Diluted EPS (yen and dollars)                                   --                  --                --               --

BALANCE SHEETS                                        2002/9/30(A)        2002/3/31(B)      (A)/(B)X100         2002/9/30
--------------                                        ------------        ------------      -----------         ---------
Current assets                                           1,848,080           2,124,120              87%            15,025
  (Quick assets)                                         1,372,563           1,618,519              85%            11,159
  (Inventories)                                            383,566             391,118              98%             3,118
  (Deferred tax assets)                                     91,950             114,481              80%               748
Fixed assets                                             1,777,332           1,799,024              99%            14,450
  (Investments)                                            841,725             810,124             104%             6,843
  (Deferred tax assets)                                    322,892             307,867             105%             2,625
  (Others)                                                 612,714             681,033              90%             4,981
Total assets                                             3,625,413           3,923,144              92%            29,475
------------                                             ---------           ---------      ----------             ------

Current liabilities                                      1,621,077           1,788,217              91%            13,179
Fixed liabilities                                          636,355             770,341              83%             5,174
  (Debentures)                                             418,471             511,299              82%             3,402
  (Long-term loans)                                          2,608               2,668              98%                21
  (Others)                                                 215,276             256,374              84%             1,750
Total liabilities                                        2,257,432           2,558,558              88%            18,353
-----------------                                        ---------           ---------      ----------             ------
Stockholders' equity                                     1,367,980           1,364,585             100%            11,122
--------------------                                     ---------           ---------      ----------             ------
Liabilities and stockholders' equity                     3,625,413           3,923,144              92%            29,475
------------------------------------                     ---------           ---------      ----------             ------


                                     -more-


FORECAST FOR THE YEAR ENDING MARCH 31, 2003
-------------------------------------------
                                                        Net sales         Ordinary income       Net income
                                                        ----------        ---------------       ----------
Millions of Yen                                          3,070,000             24,000             21,000
Millions of U.S. dollars                                    24,959                195                171




Cautionary Statement

This document contains forward-looking statements which reflect management's current views with respect to certain future events and financial performance. Words such as "anticipate," "believe," "expect," "estimate," "intend," "plan," "project" and similar expressions which indicate future events and trends identify forward-looking statements. Actual results may differ materially from those projected or implied in the forward-looking statements and from historical trends. Further, certain forward-looking statements are based upon assumptions of future events which may not prove to be accurate.

Factors that could cause actual results to differ materially from those projected or implied in any forward-looking statements include, but are not limited to, rapid technological change, particularly in the Information & Telecommunication Systems segment and Electronic Devices segment; uncertainty as to Hitachi's ability to continue to develop products and to market products that incorporate new technology on a timely and cost-effective basis and achieve market acceptance; fluctuations in product demand and industry capacity, particularly in the Information & Telecommunication Systems segment, Electronic Devices segment and Digital Media & Consumer Products segment; increasing commoditization of information technology products, and intensifying price competition in the market for such products; fluctuations in rates of exchange for the yen and other currencies in which Hitachi makes significant sales or in which Hitachi's assets and liabilities are denominated, particularly between the yen and the U.S. dollar; uncertainty as to Hitachi's access to liquidity or long-term financing, particularly in the context of restrictions on availability of credit prevailing in Japan; uncertainty as to Hitachi's ability to implement measures to reduce the potential negative impact of fluctuations in product demand and/or exchange rates; general economic conditions and the regulatory and trade environment of Hitachi's major markets, particularly, the United States, Japan and elsewhere in Asia, including, without limitation, continued stagnation or deterioration of the Japanese or other East Asian economies, or direct or indirect restriction by other nations of imports; uncertainty as to Hitachi's access to, or protection for, certain intellectual property rights, particularly those related to electronics and data processing technologies; Hitachi's dependence on alliances with other corporations in designing or developing certain products; and the market prices of equity securities in Japan, declines in which may result in write-downs of equity securities Hitachi holds.

These factors listed above are not exclusive and are in addition to other factors that are stated or indicated elsewhere in this document, or in other materials published by the Company.


                                      ###

                                                                October 31,2002
                                                                  Hitachi, Ltd.


          Supplementary information for the first half of fiscal 2002, ended September 30, 2002
                             (Unconsolidated basis)

1. Summary                                                                                                       (Billions of yen)
----------------------------------------------------------------------------------------------------------------------------------
                                            1st half of fiscal 2001        1st half of fiscal 2002        Fiscal 2002 (Forecast)
                                           -----------------------------   --------------------------     ----------------------
                                                         (A)/1st half of
                                             (A)               FY00          (B)              (B)/(A)        (C)        (C)/FY01
                                           -------       ---------------   -------            -------      -------      --------
Net sales                                  1,778.7              94%        1,515.6              85%        3,070.0         87%
Operating income (loss)                      (28.3)             --             0.2              --            28.0         --
Ordinary income (loss)                       (46.6)             --            (2.4)             --            24.0         --
Net income (loss)                            (29.0)             --            19.7              --            21.0         --
Dividend payout ratio (%)                       --              --              51              --              --         --
Average exchange rate(yen / U.S.$)*            122              --             123              --             120*        --

*Assumed exchange rate for 2nd half of fiscal 2002

                                   As of March 31, 2002  As of September 30, 2002   As of March 31, 2003 (Forecast)
                                   --------------------  ------------------------   -------------------------------
Cash & cash equivalents,
Short-term investments                      357.6                   281.3                         --
(Billions of yen)
Interest-bearing debt                       648.0                   599.3                         --
(Billions of yen)
Number of employees                        50,427                  47,300                     43,900


2. Sales by industry segment                                                                                   (Billions of yen)
--------------------------------------------------------------------------------------------------------------------------------
                                            1st half of fiscal 2001        1st half of fiscal 2002        Fiscal 2002 (Forecast)
                                           -----------------------------   -------------------------      ----------------------
                                                         (A)/1st half of
                                             (A)               FY00           (B)            (B)/(A)        (C)        (C)/FY01
                                           -------       ---------------    -------          -------      -------      --------

Information & Telecommunication Systems     682.7              103%           670.2             98%
Electronic Devices                          299.1               65%           277.0             93%
Power & Industrial Systems                  545.7              108%           477.6             88%
Digital Media & Consumer Products           251.0               95%            90.7             36%
Total                                     1,778.7               94%         1,515.6             85%        3,070.0         87%

3. Capital investment (Based on construction starts)                                                            (Billions of yen)
---------------------------------------------------------------------------------------------------------------------------------
                                                               Fiscal 2001        1st half of Fiscal 2002  Fiscal 2002 (Forecast)
                                                            -------------------   ------------------------ ----------------------
                                                                                           (B)/1st half of
                                                            (A)        (A)/FY00       (B)        FY01          (C)        (C)/(A)
                                                            ----       --------      ----  ---------------    ----       --------
Information & Telecommunication Systems                     18.5          80%        10.0         87%
Electronic Devices                                          15.5          12%        26.0        260%
Power & Industrial Systems                                  22.0          73%         8.0         70%
Digital Media & Consumer Products                            6.5          72%         1.0         29%
Others                                                      13.0         118%         5.0         71%
Total                                                       75.5          37%        50.0        115%         87.5           116%


4. Depreciation (note)                                                                                          (Billions of yen)
---------------------------------------------------------------------------------------------------------------------------------
                                                               Fiscal 2001        1st half of Fiscal 2002  Fiscal 2002 (Forecast)
                                                           --------------------   ------------------------ ----------------------
                                                                                           (B)/1st half of
                                                            (A)        (A)/FY00       (B)        FY01          (C)        (C)/(A)
                                                           -----       --------      ----  ---------------    ----       --------
Depreciation                                               116.7         96%         47.7        76%          85.0          73%

Note: The figures do not include depreciation on leasing assets.

5. R&D expenditures                                                                                              (Billions of yen)
----------------------------------------------------------------------------------------------------------------------------------
                                                               Fiscal 2001        1st half of Fiscal 2002  Fiscal 2002 (Forecast)
                                                            -------------------   ------------------------ ----------------------
                                                                                           (B)/1st half of
                                                             (A)       (A)/FY00     (B)          FY01          (C)        (C)/(A)
                                                            -----      --------    -----   ---------------    -----      --------
R&D expenditures                                            275.6        90%       119.5         82%          226.0         82%
Percentage of net sales                                       7.8%       --          7.9%        --             7.4%        --


                                    - ### -

                                                          FOR IMMEDIATE RELEASE

Contacts:
Japan:                                       U.S.:
Takafumi Ichinose                            Matt Takahashi
Hitachi, Ltd.                                Hitachi America, Ltd.
+81-3-3258-2056                              +1-650-244-7902
takafumi_ichinose@hdq.hitachi.co.jp          masahiro.takahashi@hal.hitachi.com

Singapore:                                   U.K.:
Yuji Hoshino                                 Kantaro Tanii
Hitachi Asia Ltd.                            Hitachi Europe Ltd.
+65-6231-2522                                +44-(0)1628-585379
yhoshino@has.hitachi.com.sg                  kantaro.tanii@hitachi-eu.com

                 Hitachi to Pursue Further Structural Reforms

Tokyo, October 31, 2002 --- Hitachi, Ltd. (TSE:6501 / NYSE:HIT) today announced that it intends to pursue further structural reforms to increase competitiveness through highly efficient management.

Moving forward, Hitachi will allocate more resources to "i.e. Social Systems*," which wed information system services and social infrastructure systems, in a bid to create new businesses that stimulate new demand.

Concurrently, Hitachi is to reexamine and reshape its business portfolio using its proprietary value-added evaluation index, FIV** (Future Inspiration Value), as well as advance a new Group management drive to raise efficiency and accelerate its transformation into a highly profitable company.

A new medium-term management plan is currently being drawn up based on these policies. Running from the start of next fiscal year through fiscal 2005, the new plan aims to achieve positive FIV as soon as possible. Hitachi is ironing out details of the plan, including concrete action plans for the parent company's business groups and Group companies.

    *   The "i.e." stands for information electronics.

    ** FIV is a proprietary value-added evaluation index based on economic value added in which the cost of capital is deducted from after-tax operating profit.

                                   - more -

Direction of Structural Reforms

There are no prospects in sight for a full-fledged economic recovery in Japan in the medium term, and competition is intensifying on a global scale. Given this increasingly difficult operating environment, Hitachi believes that there is little expectation of expanding operations and raising its profitability with a portfolio focused on existing businesses.

Hitachi has been proceeding with structural reforms based on the "i.e. HITACHI Plan," the Company's current medium-term business plan running through fiscal 2002. Under the plan, the Company has been endeavoring to become a global supplier that offers total solutions in IT- and knowledge-based information systems services and social infrastructure systems, as well as the key hardware, software and highly functional materials and components needed to support these solutions.

While adhering to this basic mantra, Hitachi will pour its energies into "i.e. Social Systems" that support new-era lifelines, including information systems, as well as existing infrastructure such as electricity, gas and water supply. This business domain fuses two strategic fields, social infrastructure systems and information system services. More than ever, Hitachi will bring together its wealth of experience and know-how in the former and its cutting-edge technologies and knowledge in the latter. And by also promoting the selection of mainstay businesses and creation of new ones, Hitachi will take maximum advantage of its strengths.

Furthermore, to generate high profits, Hitachi will step up the pace of its transformation into a highly efficient group by thoroughly reviewing its businesses. In providing solutions, the Company will enhance its powerful hardware and software lineup, which is a key factor in differentiating Hitachi from competitors. It will also continue to exit fields that are becoming increasingly commoditized, as well as make further advances on the global stage, led by competitive businesses. Full use of FIV will be made in this selection process.

Progress as a result of the reforms is to be assessed on a regular basis. The Company will consider revising its medium-term management strategy to take into account the results of this assessment, changes in markets and competitive environments, and the competitiveness of Hitachi itself. This process should ensure that the Company, more than ever, is managed flexibly.

                                   - more -

Corporate Action Plan for Realizing Structural Reforms


2-1. Reexamining and Realigning the Business Portfolio

Accelerating the reexamination and realignment of the Company's business portfolio is crucial to become a highly profitable company. Since 1999, Hitachi has dealt with around 80 businesses through alliances, joint ventures, M&As and internal Group restructuring.

Recently, the Company reached agreement with Mitsubishi Electric Corporation on the integration of their respective semiconductor businesses with the view to creating the world's most powerful company in the system LSI field. In hard disk drive operations, which span an expanding range of applications, from PCs, servers and storage equipment to digital consumer electronics, Hitachi has decided to purchase IBM Corporation's hard disk drive operations to enhance its technological edge and expand the scale of its business. Furthermore, as part of the Company's efforts to bolster its automotive products business, a field where modularization and greater use of electronics are two key themes, Hitachi made Unisia JECS Corporation (now Hitachi Unisia Automotive, Ltd.) a subsidiary. Moreover, through separation and other internal Group restructuring, the Company has sped up decision-making and integrated manufacturing, sales and services, as well as consolidated resources in home appliances, industrial components and equipment, display devices, telecommunications infrastructure equipment and printer businesses.

Hitachi expects to gradually reap the fruits of these actions. But to quicken its progress toward becoming a highly profitable company, Hitachi is to promote further reexamination and realignment of its business portfolio.

                                   - more -

In this effort, Hitachi will apply FIV-based investment and exit standards announced in February this year. Essentially, the Company will only invest where a business is expected to deliver positive FIV on a single-year basis within three years and to have positive FIV over five years. Where a business has negative FIV for two consecutive years, it will be placed on a "watch list" and exited or sold if no rebuilding plan is approved or it is decided that FIV will not become positive within two years.

2-2. Creating Businesses That Stimulate New Demand

Hitachi wants to open up potential markets by mustering the collective strengths of Hitachi DNA, its technologies. These include cutting-edge technologies like IT, biotechnology and nanotechnology. This drive extends beyond merely meeting emerging needs to targeting the creation of new businesses capable of spurring new demand. Hitachi is formulating specific business strategies for four key "Inspire the Next" domains: "IT-Based Quality Lifestyle Solutions," "Sustainable Environmental Solutions," "Advanced Healthcare Solutions" and "Intelligent Management Solutions."

IT-Based Quality Lifestyle Solutions include the hard disk drive business to be acquired from IBM, a step aimed at expanding applications to digital consumer electronics and mobile products; SAN/NAS storage solutions that couple storage management software and other products with Hitachi's highly competitive, world-class disk array subsystems; total security solutions, whereby Hitachi delivers reliable, safe social systems drawing on both physical and network security technologies; plasma and projection TVs, which are set to be information gateways in the ubiquitous information society and are based on industry-leading, high-resolution technologies; and broadband-based train control systems that facilitate ultra-high-speed railways.

                                    - more -

In Sustainable Environmental Solutions, Hitachi will strengthen various businesses in addition to the energy field, where the Company has a proven track record. Examples include electric power-trains fusing systems technology and core motor, control and other technologies; and lithium ion rechargeable batteries for vehicles, a field where Hitachi is concentrating development resources to help make electric vehicles viable.

In Advanced Healthcare Solutions, Hitachi established the Medical Strategy Council in October 2002 to spearhead the formulation of strategy for the Hitachi Group in this domain. The taskforce will consider strategies for beefing up activities in growth fields such as the outsourcing of bio analysis and cutting-edge medical equipment, including proton beam therapy systems and DNA sequencers, in addition to exploring ways to strengthen imaging, noninvasive diagnostics and other existing businesses. Furthermore, the taskforce will examine the development of next-generation technologies, including tissue engineering, surgery-support technologies that apply robotics, and imaging technology for human brain functions using optical topography systems, as well as examine the commercialization of new solutions, such as medical services that include home-based examination solutions for diabetes and nursing care. The taskforce is effectively charged with formulating and executing growth strategies for Hitachi's entire medical business.

In the Intelligent Management Solutions field, Hitachi will offer comprehensive IT outsourcing solutions that support the business models of client companies by tapping its wide-ranging business portfolio; urban redevelopment solutions centered on facility management, such as building management, to revitalize cities; and management reform solutions with financial services, whereby Hitachi will couple the Group's expertise in financial services with its experience in developing businesses for a broad range of customers.

To make these solutions a reality, the Company will make greater use of system LSIs, which it is enhancing through the integration of operations with Mitsubishi Electric.

What's more, Hitachi plans to continue establishing new business models leveraging its technology. One example is Hitachi's "mu-chip," one of the world's smallest RFID IC chips. Already slated for use in steel products management, the "mu-chip" is being considered for use in a wide variety of applications. Meanwhile, resources will be channeled into the creation of new businesses rooted in nanotechnologies. Semiconductor manufacturing equipment that uses scanning electron microscopes is one illustration.


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2-3. Working Toward New Group Management


While respecting the self-management of Group companies, Hitachi is to promote integrated management of the Hitachi Group. Specifically, Hitachi will manage the Group, comprising about 1,200 subsidiaries and affiliates, in terms of 3 categories: Consolidated Group Management (M), Consolidated Vision and Brand
(V), and Consolidated Finances (F).

Companies in the Consolidated Group Management category function both strategically and operationally in step with the Hitachi Group. Ties are to be strengthened with the parent company with the aim of capturing greater synergies. This category included the parent company and approximately 60% of the Group's 1,200 subsidiaries and affiliates, and accounted for around 70% of gross sales in fiscal 2001.

Consolidated Vision and Brand companies share a common management vision and brand with members of the Hitachi Group, but have a high degree of independence in running their own operations. This category accounted for approximately 40% of the Group companies and generated roughly 30% of sales.

Consolidated Finances companies are managed autonomously and consolidated only in financial terms. This category represented only several percent of the total, both in terms of the number of companies and sales.

Hitachi's plans call for reducing the number of subsidiaries and affiliates by around 300 over the next 3 years through realignment, integration and other means.

Hitachi, Ltd., headquartered in Tokyo, Japan, is a leading global electronics company, with approximately 320,000 employees worldwide. Fiscal 2001 (ended March 31, 2002) consolidated sales totaled 7,994 billion yen ($60.1 billion). The company offers a wide range of systems, products and services in market sectors, including information systems, electronic devices, power and industrial systems, consumer products, materials and financial services. For more information on Hitachi, please visit the company's Web site at http://global.hitachi.com.

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